September 18, 2014

Via EDGAR and Federal Express

Mr. H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:           Earthstone Energy, Inc. (the “Company”)
Preliminary Proxy Statement on Schedule 14A
Filed July 17, 2014
File No. 1-35049

Dear Mr. Schwall:

The Company is in receipt of the comment letter dated August 12, 2014 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in respect of the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).  In connection therewith, the Company (i) has filed via EDGAR an amended Preliminary Proxy Statement on Schedule 14A (the “First Amended Proxy Statement”) that incorporates the changes made in response to the Comment Letter, as well as certain other updated information, and (ii) has provided the Commission with certain requested information enclosed herewith.

The Company submits this letter in response to the Comment Letter.  For ease of reference, the text of each of the Staff’s comments is reproduced in bold-face type below, followed by the Company’s responses.  For the Staff’s convenience, we have included with this letter, a “redlined” copy of the First Amended Proxy Statement showing all changes to the filing since the filing of the Proxy Statement.

H. Roger Schwall
September 18, 2014

RESPONSES TO SEC COMMENTS

Preliminary Proxy Statement on Schedule 14A

General

1.
Please provide us with copies of the “board books” or similar documentation provided to the board and management in connection with the proposed transaction.  Such materials should include all presentations made by SunTrust Robinson Humphries, Inc.

Response:  Legal counsel for the Company, Davis Graham & Stubbs LLP, will deliver to the Staff on a supplemental basis the requested materials, other than certain materials prepared by SunTrust Robinson Humphrey, Inc. (“STRH”), which will be delivered to the Staff on a supplemental basis by Greenberg Traurig LLP, legal counsel to STRH.  Each of the deliveries will be accompanied by a request for confidential treatment under the Freedom of Information Act.

The Company requests that the copies of the materials provided be returned to the Company or to Greenberg Traurig LLP, respectively, upon the Staff’s completion of its review of the Proxy Statement.

2.	Provide us also with copies of all of the Oak Valley reserve reports referenced in your document.

Response:  Copies of all of the Oak Valley reserve reports referenced in the Proxy Statement (the reserve reports dated December 31, 2012, October 1, 2013 and December 31, 2013) are being delivered to the Staff on a supplemental basis by Jones & Keller, P.C., legal counsel to Oak Valley, together with a request for confidential treatment under the Freedom of Information Act.

The Company requests that the copies of the reserve reports be returned to Jones & Keller upon the Staff’s completion of its review of the Proxy Statement.

Questions and Answers about Voting Procedures . . . page 1

What vote of Earthstone stockholders is required to approve these proposals?, page 2

3.	Explain how shares not voting or submitting a proxy will be counted towards a quorum and the majority vote. Provide comparable discussion under “Quorum and Vote Required” (page 41).

Response:  The Company has revised the disclosures on pages 2–3 and 43 in response to the Staff’s comment.

H. Roger Schwall
September 18, 2014

Interests of Executive Officers and Directors of Earthstone in the Exchange, page 12

4.	Expand the discussion of the Severance Plan to provide a cross-reference regarding the “certain circumstances.”

Response:  The Company has revised the disclosure on page 12 in response to the Staff’s comment.

Proposal 1 – Approval of the Issuance of Shares of Common Stock in the Exchange

The Exchange

Background of the Exchange, page 45

5.
Your filing indicates that Oak Valley has cash commitments by affiliates of EnCap Investments L.P., which will become a 83.9% beneficial owner of the combined company through its majority ownership of Oak Valley.  We also note that several director nominees are also affiliated with EnCap.  Please revise your discussion to the extent that any affiliates of EnCap participated in the discussions.

Response:  The Company has revised the disclosure on page 57 in response to the Staff’s comment.

6.
Please expand your disclosures to describe the negotiations regarding the reconfiguration of the new Earthstone board and management.  We refer you to the first bullet point of the board’s recommendation at page 55.

Response:  The Company has revised the disclosures on pages 49, 51, 53–56 and 59 in response to the Staff’s comment.

7.
Expand the second paragraph to clarify what led STRH contact Mr. Singleton and who directed that contact to occur.  We note that STRH had not yet been engaged by Earthstone.  Clarify whether STRH had previously done any work for EnCap.  Identify the STRH representative.  Please clarify Mr. Singleton’s initial intentions in pursuing contact with Oak Valley.  In this regard, we note the statement that Mr. Singleton was encouraged to “contact Mr. Lodzinski about Oak Valley’s business strategy” but the possibility of a business combination was discussed at the first meeting with Oak Valley.

Response:  The Company has revised the disclosure on pages 47–48 and 66 in response to the Staff’s comment.  The Company supplementally advises the Staff that it believes the name of the STRH representative is not material to stockholders and accordingly need not be disclosed.

H. Roger Schwall
September 18, 2014

8.
At page 46, you state that on October 22, 2013, Oak Valley proposed a business combination that would result in ownership split of 89.4% by Oak Valley and 10.6% for existing Earthstone shareholders, based on a comparable risked net asset value analysis.  Please expand your disclosures to explain how this methodology considers and calculates the risk by each party.

Response:  The Company has revised the disclosure on page 49 in response to the Staff’s comment.

9.
Expand your disclosures at page 47 to describe how SunTrust advised the Earthstone board with respect to Oak Valley’s initial proposal from October 22, 2013.  In that regard, we note your discussion of SunTrust’s presentation at the board meeting on November 1, 2013.  Also expand your descriptions for each subsequent meeting at which SunTrust was present.

Response:  The Company has revised the disclosures on pages 50, 54, 56 and 58 in response to the Staff’s comment in order to include additional disclosure regarding the November 1, 2013, April 3, 2014, April 25, 2014 and May 13, 2014 Board meetings.  The Company supplementally advises the Staff that STRH did not prepare a presentation for the December 10, 2013 meeting of Earthstone’s Board of Directors with Oak Valley representatives.

10.	Regarding the November 1, 2013 meeting, describe in more detail the “possible valuation of Earthstone compared to other recently completed transactions in the oil and gas industry.”

Response:  The Company has revised the disclosure on page 50–51 in response to the Staff’s comment.

11.	Expand the discussion of the November 11, 2013 meeting to the following:

●	Summarize the “potential merits and drawbacks as identified at that meeting;

●	Describe the “recent successes” of the Oak Valley management team;

●
Describe the “challenges of continuing to maintain its existing business strategy in light of the company’s limited capital and human resources.”  In this regard, address the recent Oil and Gas Financial Journal article regarding the company; and

●	The reason that the Board felt that the Oak Valley proposal was “insufficient.”

Response:  The Company has revised the disclosure on page 50 in response to the Staff’s comment.

H. Roger Schwall
September 18, 2014

12.
With respect to the meeting on December 10, 2013, expand your disclosure to address how the concerns were addressed or resolved during that meeting.  For example, we note you indicate that significant time was dedicated to discussing Oak Valley’s proposed valuation methodology at page 48.  Also, describe in more detail the Board’s focus on the Oak Valley PUDs and Earthstone’s non-proved acreage.

Response:  The Company has revised the disclosure on page 51 in response to the Staff’s comment.

13.
Similarly, expand your discussion of the December 10, 2013 meeting upon departure of Oak Valley’s management.  For example, clarify whether the reserve information was “quite dated” because the latest reserve report was dated October 1, 2013.

Response:  The Company has revised the disclosure on page 51 in response to the Staff’s comment.

14.	In the first bullet on page 50, briefly explain why Oak Valley had reduced the estimate of its PDPs.

Response:  The Company has revised the disclosure on page 53 in response to the Staff’s comment.

15.
Please disclose whether the Earthstone board decided against a “go-shop” provision and what alternatives the board considered.  We note that at page 52, you describe the discussion of a “go-shop” provision, to which Mr. Lodzinski objected.

Response:  The Company has revised the disclosure on page 56 in response to the Staff’s comment.

16.	Expand the discussion of the STRH presentation on April 25, 2014 to summarize the presentation of the estimated net value valuation compared to other valuations.

Response:  The Company has revised the disclosure on page 56 in response to the Staff’s comment, in order to clarify that the same valuation methodologies and techniques were consistently used and applied by STRH in its valuation materials.  In addition, the Company supplementally advises the Staff that no summary of the STRH presentation to the Board on April 25, 2014 of the estimated net asset value analysis (or a comparison between the results thereof and the results of other analyses) is necessary because the methodology used, as well as the results obtained, are identical to and subsumed by those contained in STRH’s final presentation to the Board dated May 13, 2014 and summarized under “The Exchange – Opinion of Earthstone’s Financial Advisor.”  For this reason, an additional summary of the preliminary valuation analysis presented by STRH to the Board on April 25, 2014 would be duplicative to the final analysis presented to the Board on May 13, 2014 and already summarized on pages 62 to 75.  Accordingly, the Company believes that it has complied with the requirement to summarize all presentations required to be summarized pursuant to Item 1015(b) of Regulation M-A.

H. Roger Schwall
September 18, 2014

17.	Identify the “third-party consultant” that reference on page 53 as well as in other parts of the proxy statement.

Response:  The Company has revised the disclosures on pages 56 and 58 in response to the Staff’s comment.

Recommendation of the Earthstone Board and Reasons for the Exchange, page 55

18.
Expand the discussion in the second bullet of positive factors to describe in more detail the “past success of the Oak Valley’s management team in creating significant shareholder value for smaller public companies.”

Response:  The Company has revised the disclosure on page 60 in response to the Staff’s comment.

Opinion of Earthstone’s Financial Advisor, page 58

19.
In each instance where forecasts, projections or estimates are mentioned in your discussion, identify the members of management who prepared the forecasts and estimates, and explain when and on what basis they were prepared.

Response:  The Company has revised the disclosure on page 58 in response to the Staff’s comment.

20.
You state that SunTrust’s opinion “was for the use and benefit of the Board (solely in its capacity as such) in connection with its consideration of the exchange . . .”  Please revise to remove any implication that shareholders cannot rely upon the opinion to support any claims against SunTrust arising under applicable state law, or disclose the basis for SunTrust’s belief that shareholders cannot rely upon the opinion to support any such claims.  Even if such state-law defense were available, disclose that such availability would have no effect on the rights and responsibilities of either SunTrust or the board of directors under the federal securities laws.

Response:  The Company respectfully submits that the language cited by the Staff does not contain disclaimer language of the type that was identified by the Staff in its Current Issues and Rulemaking Bulletin dated November 14, 2000 (the “Current Issues Bulletin”).  In the Current Issues Bulletin, the Staff identified the following five examples of disclaimer language as “inconsistent with the balance of the registrant’s disclosure addressing the fairness to shareholders of the proposed transaction from a financial perspective”:

H. Roger Schwall
September 18, 2014

●	“No one other than the Board of Directors [or the Special Committee and/or the Company] has the right to rely on this opinion;”

●	“This opinion is provided solely/only to the Board of Directors [or the Special Committee and/or the Company];”

●	“This opinion is solely/only for the benefit of the Board of Directors [or the Special Committee and/or the Company];”

●	“No one may rely on this opinion without the prior consent of the Financial Advisor;” and

●	“This opinion is addressed [solely/only] to the Board of Directors [Special Committee and/or the Company] and is not intended to be relied upon by any shareholder.”

The Company believes that the language cited by the Staff in the STRH opinion does not fit within any of the five examples and furthermore does not implicate the policy concerns referred to in the Current Issues Bulletin.  Accordingly, the Company respectfully submits that no changes to the language included in the Proxy Statement are necessary.

Selected Company Analysis, page 63

21.
Please disclose all criteria of “operating and financial characteristics” used by SunTrust to determine the constituents of the peer group in the peer group trading analyses.  For example, please disclose how the selected companies compared with Earthstone or Oak Valley in terms of ratio of aggregate value, size, etc.  Please tell us whether any additional companies fit within these criteria but were not analyzed, and if so, why not.

Response:  The Company has revised the disclosure on pages 66–68 in response to the Staff’s comment.  The Company supplementally advises the Staff that no additional companies fit within the qualitative and quantitative judgments made by STRH, based on its experience in the exploration and production industry, in selecting the Selected Companies but were not analyzed.

Selected Transactions Analysis, page 65

22.
With respect to the selection of the comparative transactions in the precedent M&A transaction analyses, please indicate whether any additional transactions fit within these criteria but were not analyzed, and if so, why not.

Response:  The Company has revised the disclosure on page 69 in response to the Staff’s comment to provide more information concerning the Selected Transactions.  The Company supplementally advises the Staff that no additional transactions fit within the qualitative and quantitative judgments made by STRH, based on its experience with merger and acquisition transactions in the exploration and production industry, in selecting the Selected Transactions but were not analyzed.

H. Roger Schwall
September 18, 2014

Proposed Non-Management Directors of the Combined Company, page 82

23.
Please revise the sketches, as necessary, to provide an unambiguous discussion of the most recent five years, pursuant to Item 401(e) of Regulation S-K.  For example, we note that the sketch for Mr. Joliat mentions his board memberships but not his primary employment.

Response:  The Company has revised the disclosure on pages 86–87 in response to the Staff’s comment.

24.
Briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each nominee should serve as a director in light of your business.  See Item 401(e) of Regulation S-K.

Response:  The Company has revised the disclosure on page 86–88 and 104 in response to the Staff’s comment.

Registrant’s Closing Comments

We acknowledge that (a) we are responsible for the adequacy and accuracy of the disclosure in the filing, (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (c) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have endeavored to provide you with everything requested.  Should you find that we have omitted information or should you have additional questions or comments, please contact the undersigned at (303) 296-3076.

Sincerely,

/s/ Ray Singleton

Ray Singleton
Chief Executive Officer

cc:           Brian Boonstra, Davis Graham & Stubbs LLP

Enclosures